AIM®
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-07758
Branch 18

March 30, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of an **Letter Regarding [Proposed] ERISA Order** and **[Proposed] ERISA Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Calderon v AVZ\Corr\L-033006SEC.doc
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DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

March 29, 2006

The Honorable J. Frederick Motz
United States District Judge
United States District Court
District of Maryland
United States Courthouse Chambers 5A
101 West Lombard Street
Baltimore, Maryland 21201

In Re: MDL-15864, Invesco Subtrack;
Calderon v. Amvescap PLC, et al.
Civil No. JFM-04-0824

Dear Judge Motz:

On behalf of the INVESCO Defendants,[1] I respectfully submit the attached proposed order implementing the Court's rulings in the letter opinion filed March 1, 2006 regarding defendants' motions to dismiss the above-captioned action. Plaintiffs, through their counsel, have reviewed this proposed order and agree that it accurately reflects the Court's rulings.

---

1 The term "INVESCO Defendants" includes AIM Advisors, Inc.; AIM Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Assets Management (N.A); INVESCO Institutional (N.A), Inc.; Michael K. Brugman; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark H. Williamson.

Respectfully submitted,

______/S/______
Maura K. Monaghan
919 Third Avenue
New York, NY 10022
Tel.: (212) 909-7459
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.

cc: Samuel K. Rosen, Esq.
All counsel of Record (via ECF)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To:	MDL No. 1586 Case No. 04-MD-015864
Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	(Hon. J. Frederick Motz)

--------------------------------------- x

MIRIAM CALDERON, Individually and On Behalf of All Others Similarly Situated, : Case No. 1:04-CV-00824

Plaintiff,

v.

Amvescap PLC, et al.,

Defendants.

--------------------------------------- x

[PROPOSED] ERISA ORDER

For the reasons stated in the letter opinion filed March 1, 2006, it is, this __ day of March, 2006, ORDERED.

1. Plaintiff's prayer for equitable relief in the form of restitution or a constructive trust is dismissed without leave to amend;

2. Plaintiff's causes of action for misrepresenting the prudence of securities to Plan participants and for violating the prohibition on self-interested transactions have been abandoned and are dismissed without leave to amend;

3. The motion filed by AVZ Inc. ("AVZ"), Amvescap Retirement, Inc. ("ARI"), Amvescap National Trust Company ("ANTC"), Invesco Funds Group, Inc.

("Invesco"), Amvescap PLC ("Amvescap") and Raymond R. Cunningham ("Cunningham") is:

(a) Granted as to Plaintiff's cause of action for breach of the fiduciary duties of prudence and loyalty asserted against ARI, Invesco, Amvescap, and Cunningham;

(b) Denied as to Plaintiff's cause of action for breach of the fiduciary duties of prudence and loyalty asserted against AVZ and ANTC;

(c) Granted as to Plaintiff's causes of action for breach of the "duty to monitor" and for "co-fiduciary liability" but Plaintiff is granted leave to file a second amended complaint consistent with the Court's Letter Opinion within 40 days or by another date as set by the Court upon request.

____

J. Frederick Motz
United States District Judge